CATLIN

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

28 June 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Directorate Change	27/06/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

Dw 7/10

REG-Catlin Group Limited Directorate Change
Released: 27/06/2006

RNS Number:2348F
Catlin Group Limited
27 June 2006

27 June 2006

JONATHAN KELLY APPOINTED TO
CATLIN GROUP BOARD OF DIRECTORS

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international speciality property/casualty insurer and reinsurer, announces the appointment of Jonathan Kelly as a non-executive director, with effect from 27 June 2006.

Jonathan Kelly is a principal with Capital Z Financial Services Partners, a private equity firm based in New York. Prior to joining Capital Z in 1998, he was a senior vice president in the Investment Banking Division of Donaldson, Lufkin & Jenrette, where he specialised in corporate finance transactions for clients in the insurance and reinsurance industry.

Jonathan Kelly was appointed to the Catlin Group's Board of Directors by Capital Z Catlin Investment Ltd. under a provision in the Catlin Group's bye-laws which gives certain major shareholders the right to appoint a director for a specific period. He succeeds Mark Gormley, the former Capital Z appointee, who retired from the Board effective 27 June 2006.

Sir Graham Hearne, chairman of the Catlin Group, said:

"I am pleased to welcome Jonathan Kelly to the Catlin Group Board. The Board will benefit from Jonathan's past experience advising insurance and reinsurance companies. I would also like to pay tribute to Mark Gormley for his contributions to the Catlin Group, both before and after our IPO."

- ends -

For more information contact:

Media Relations:		
James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley, The Maitland Consultancy	Tel:	+44 (0)20 7379 5151
	E-mail	emorley@maitland.co.uk
Investor Relations:		
William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor Relations, London	Mobile	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of $1.4 billion in 2005. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL).

2. Catlin operates four underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003), which is one

of the largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

- Catlin US (American Indemnity Company, to be renamed Catlin Insurance Company Inc.), which specialises in underwriting commercial property/ casualty insurance for US clients.

The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial strength ratings of 'A' (Excellent) from A.M. Best Company. Catlin Bermuda and Catlin UK have insurance financial strength ratings of 'A-' (Strong) from Standard & Poor's, whilst the Catlin Syndicate has a Lloyd's Syndicate Assessment of '4-' (Low Dependency) from Standard & Poor's.

3. Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in the United States (Atlanta, Houston, New Orleans and San Francisco), Canada (Toronto), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham and Watford.

4. More information about Catlin can be found on the Group's website: www.catlin.com.

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